UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                                 :
          In the Matter of                       :
                                                 :   CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.                   :           TO
                                                 :         RULE 24
          File No. 70-9757                       :
                                                 :
 (Public Utility Holding Company Act of 1935)    :
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           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the
Application-Declaration and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 26, 2000 (Release No. 35-27317) and October 1, 2002 (Release No. 35-27572).

           On November 22, 2002, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Underwriting Agreement dated November 18, 2002 (the "Underwriting Agreement"), among Salomon Smith Barney Inc. and Wachovia Securities, Inc., as
representatives of such underwriters, and the Company an aggregate of $100,000,000 principal amount of the Company's First Mortgage Bonds, 7.25% Series due December 1, 2032 (the "Bonds"), issued pursuant to the Eighteenth Supplemental Indenture dated as of November 1, 2002 (the "Eighteenth Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Eighteenth Supplemental Indenture established the terms of the Bonds.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(c) - Conformed copy of the  Eighteenth
                           Supplemental Indenture.

          Exhibit A-4(c) - Conformed copy of the Bonds.

          Exhibit B-2(c) - Conformed copy of the Underwriting
                           Agreement.

          Exhibit C-1(c) - Copy  of the Prospectus  used  in
                           connection  with the sale of  the  Bonds
                           (previously  filed in  Registration  No.
                           333-53554 and incorporated herein by reference).

          Exhibit F-1(c) - Post-effective  opinion  of  Wise
                           Carter  Child  &  Caraway,  Professional
                           Association, counsel for the Company.

          Exhibit F-2(c) - Post-effective opinion of  Thelen
                           Reid  &  Priest  LLP,  counsel  for  the
                           Company.

           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 2nd day of December, 2002.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:     /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                               Treasurer